Mercedes-Benz Auto Lease Trust 2015-B
Investor Report

Amounts in USD

Dates

Collection Period No.	15			
Collection Period (from... to)	1-Dec-2016	31-Dec-2016		
Determination Date	12-Jan-2017			
Record Date	13-Jan-2017			
Payment Date	17-Jan-2017			
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Dec-2016	17-Jan-2017	Actual/360 Days	33
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Dec-2016	15-Jan-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	272,500,000.00	103,354,547.08	77,010,583.72	26,343,963.36	96.675095	0.282608
Class A-2B Notes	272,500,000.00	103,354,547.08	77,010,583.72	26,343,963.36	96.675095	0.282608
Class A-3 Notes	295,000,000.00	295,000,000.00	295,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**652,069,094.16**	**599,381,167.44**	**52,687,926.72**		

Overcollateralization	247,645,517.86	264,250,965.63	264,250,965.63
Total Securitization Value	**1,510,005,517.86**	**916,320,059.79**	**863,632,133.07**
present value of lease payments	532,944,438.27	193,456,960.20	174,322,141.81
present value of Base Residual Value	977,061,079.59	722,863,099.59	689,309,991.26

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	264,250,965.63	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.000000%	86,128.79	0.316069	26,430,092.15	96.991164
Class A-2B Notes	1.223890%	115,953.38	0.425517	26,459,916.74	97.100612
Class A-3 Notes	1.340000%	329,416.67	1.116667	329,416.67	1.116667
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**723,207.84**		**$53,411,134.56**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	16,478,744.29	(1) Total Servicing Fee	763,600.05
Net Sales Proceeds-early terminations (including Defaulted Leases)	21,192,075.62	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	17,808,863.61	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	86,479.50	(3) Interest Distributable Amount Class A Notes	723,207.84
Excess mileage included in Net Sales Proceeds	262,241.47	(4) Priority Principal Distribution Amount	0.00
Subtotal	55,479,683.52	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	52,687,926.72
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	9,287.29	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	55,488,970.81	(9) Excess Collections to Certificateholders	1,314,236.20
Reserve Account Draw Amount	0.00	**Total Distribution**	**55,488,970.81**
Total Available Funds	**55,488,970.81**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	763,600.05	763,600.05	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	723,207.84	723,207.84	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	86,128.79	86,128.79	0.00
thereof on Class A-2B Notes	115,953.38	115,953.38	0.00
thereof on Class A-3 Notes	329,416.67	329,416.67	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	723,207.84	723,207.84	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	52,687,926.72	52,687,926.72	0.00
Principal Distribution Amount	52,687,926.72	52,687,926.72	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	639.52
minus Net Investment Earnings	639.52
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	639.52
Net Investment Earnings on the Exchange Note	
Collection Account	8,647.77
Investment Earnings for the Collection Period	9,287.29

Notice to Investors

The Servicer discovered that in the course of converting its servicing system the securitization values for the collection periods from June 2016 to November 2016, inclusive, for each of the Mercedes-Benz Auto Lease Trust securitization trusts outstanding as of June 2016 (including the Issuing Entity), was calculated using one additional remaining monthly payment for each lease. The securitization values for the December 2016 collection period were corrected in this regard. The decline in the securitization values from the November 2016 collection period is, as a result of the correction, greater than would otherwise have been the case. The amount of this decline in securitization values for the Issuing Entity is approximately $0.6 million.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	916,320,059.79	24,966
Principal portion of lease payments	13,859,038.40	
Terminations- Early	18,981,996.76	
Terminations- Scheduled	15,270,983.47	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,575,908.09	
Securitization Value end of Collection Period	863,632,133.07	23,730

Pool Factor	57.19%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	23.96	11.89
Weighted Average Seasoning (months)	11.46	24.48
Aggregate Base Residual Value	1,109,844,215.49	734,652,481.20
Cumulative Turn-in Ratio		92.67%
Proportion of base prepayment assumption realized life to date		53.81%
Actual lifetime prepayment speed		0.45%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	860,408,996.52	23,648	99.63%
31-60 Days Delinquent	2,373,646.88	61	0.27%
61-90 Days Delinquent	665,271.09	17	0.08%
91-120 Days Delinquent	184,218.58	4	0.02%
Total	863,632,133.07	23,730	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	777,497.70	20	12,309,709.29	348
Liquidation Proceeds	388,076.93		9,582,173.98	
Recoveries	215,289.11		1,635,015.59	
Principal Net Credit Loss / (Gain)	174,131.66		1,092,519.72	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.235%	
Prior Collection Period	(0.137%)	
Second Prior Collection Period	0.265 %	
Third Prior Collection Period	0.142 %	
Four Month Average	0.126%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.072%

Average Net Credit Loss / (Gain)   3,139.42

Residual Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	37,976,913.41	1,216	380,065,058.58	11,672
Sales Proceeds and Other Payments Received	36,431,670.25		368,319,551.51	
Residual Loss / (Gain)	1,545,243.16		11,745,507.07	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	2.084%	
Prior Collection Period	3.093 %	
Second Prior Collection Period	1.509 %	
Third Prior Collection Period	2.041 %	
Four Month Average	2.182%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.778%

Average Residual Loss / (Gain)   1,006.30